Exhibit 21.1

PBF Logistics LP
Subsidiaries of Registrant

Name:	Jurisdiction of Incorporation or Organization:
PBF Logistics Finance Corporation	Delaware
Delaware City Terminaling Company LLC	Delaware
Toledo Terminaling Company LLC	Delaware
Delaware City Logistics Company LLC	Delaware
Delaware Pipeline Company LLC	Delaware
PBF Logistics Products Terminals LLC	Delaware
PBFX Operating Company LLC	Delaware
Torrance Valley Pipeline Company LLC	Delaware
Paulsboro Natural Gas Pipeline Company LLC	Delaware
Toledo Rail Logistics Company LLC	Delaware
Chalmette Logistics Company LLC	Delaware
Paulsboro Terminaling Company LLC	Delaware
DCR Storage and Loading Company LLC	Delaware
CPI Operations LLC	Delaware
PBFX Ace Holdings LLC	Delaware